Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)

Condensed Consolidated Interim Financial Statements
(Unaudited – all amounts in thousands of United States Dollars unless otherwise noted)

For the three and nine months ended May 31, 2016

Filed: July 14, 2016

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Financial Position
(Unaudited – in thousands of United States Dollars)

		Restated
		(see Note 2)
	May 31,	August 31,
	2016	2015

ASSETS
Current
Cash and cash equivalents	$45,488	$39,082
Amounts receivable (Note 3)	9,536	10,056
Prepaid expenses	324	346
Total current assets	55,348	49,484

Deferred financing fees (Note 6)	-	2,663
Performance bonds	4,464	4,389
Exploration and evaluation assets (Note 5)	20,565	24,629
Property, plant and equipment (Note 4)	437,422	417,177
Total assets	$517,799	$498,342

LIABILITIES
Current
Accounts payable and other liabilities	$8,040	$16,370
Loan Payable (Note 6)	16,667	-
Total current liabilities	24,707	16,370

Loans Payable (Note 6)	61,299	-
Deferred income taxes	5,099	6,317
Asset retirement obligation	2,050	2,309
Total liabilities	$93,155	$24,996

SHAREHOLDERS’ EQUITY
Share capital (Note 7)	$714,510	$681,762
Contributed surplus	23,928	23,646
Accumulated other comprehensive loss	(259,861)	(185,872)
Deficit	(106,204)	(104,570)
Total shareholders’ equity attributable to shareholders of Platinum Group Metals Ltd.	372,373	414,966

Non-controlling interest (Notes 4 & 5)	52,271	58,380
Total shareholders’ equity	424,644	473,346
Total liabilities and shareholders’ equity	$517,799	$498,342

CONTINGENCIES AND COMMITMENTS (NOTE 9)

Approved by the Board of Directors and authorized for issue on July 14, 2016

“Iain McLean”	“Eric Carlson”
Iain McLean, Director	Eric Carlson, Director

The accompanying notes are an integral part of the condensed consolidated interim financial statements.	2

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss)
(Unaudited – in thousands of United States Dollars)

	Three months ended		Nine months ended
	May 31,	May 31,	May 31,	May 31,
	2016	2015	2016	2015
		(restated		(restated
		see Note 2)		see Note 2)

EXPENSES
General and administrative	$(1,465)	$(1,336)	$(4,494)	$(5,482)
Foreign exchange gain (loss)	2,094	(22)	2,166	7,469
Stock compensation expense	(31)	-	(119)	(1,178)
Termination and finance fees (Note 6)	-	-	-	(1,686)
Write-down of deferred financing fees (Note 6)	-	-	-	(3,545)
Write-down of exploration and evaluation assets (Note 5)	-	(2,377)	-	(2,377)
	598	(3,735)	(2,447)	(6,799)

Net finance income	294	1,074	817	3,018
Income (Loss) for the period	892	(2,661)	(1,630)	(3,781)

Items that may be subsequently reclassified to net loss:
Currency translation adjustment	(808)	(15,941)	(80,102)	(63,842)

Comprehensive income (loss) for the period	84	(18,602)	(81,732)	(67,623)

Income (Loss) attributable to:
Shareholders of Platinum Group Metals Ltd.	893	(2,681)	(1,636)	(2,951)
Non-controlling interests	(1)	20	6	(830)
	$892	$(2,661)	$(1,630)	$(3,781)

Comprehensive income (loss) attributable to:
Shareholders of Platinum Group Metals Ltd.	(2)	(16,249)	(75,627)	(60,506)
Non-controlling interests	86	(2,353)	(6,105)	(7,118)
	$84	$(18,602)	$(81,732)	$(67,624)

Basic and diluted income (loss) per common share	$0.01	$(0.03)	$(0.02)	$(0.04)

Weighted average number of common shares outstanding:
Basic and diluted	78,265,690	76,894,303	77,611,753	67,119,980

See accompanying notes to the consolidated financial statements	3

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited – in ) Shares thousands of United States Dollars, except # of Common

	# of	Share	Contributed	Accumulated	Deficit	Attributable to	Non-	Total
	Common	Capital	Surplus	Other		Shareholders	Controlling
	Shares			Comprehensive		of the Parent	Interest
				Income (loss)		Company
Balance, August 31, 2014	55,131,283	$573,800	$21,506	$(93,055)	$(109,791)	$392,460	$75,157	$467,617
Stock based compensation	-	-	2,140	-	-	2,140	-	2,140
Share issuance – financing	21,480,000	113,844	-	-	-	113,844	-	113,844
Share issuance costs	-	(7,384)	-	-	-	(7,384)	-	(7,384)
Shares issued for loan facility (Note 6)	283,019	1,502	-	-	-	1,502	-	1,502
Transactions with non-controlling interest (Note 4)	-	-	-	(2,271)	8,263	5,992	(5,992)	-
Foreign currency translation	-	-	-	(57,554)	-	(57,554)	(6,288)	(63,842)
Net (loss) income for the period	-	-	-	-	(2,951)	(2,951)	(830)	(3,781)
Balance May 31, 2015	76,894,302	$681,762	$23,646	$(152,880)	$(104,479)	$448,049	$62,047	$510,096
Transactions with non-controlling interest (Note 4)	-	-	-	192	97	289	(289)	-
Foreign currency translation adjustment	-	-	-	(33,184)	-	(33,184)	(3,375)	(36,559)
Net loss for the period	-	-	-	-	(188)	(188)	(3)	(191)
Balance, August 31, 2015	76,894,302	$681,762	$23,646	$(185,872)	$(104,570)	$414,966	$58,380	$473,346
Stock based compensation	-	-	282	-	-	282	-	282
Share issuance – financing	11,000,000	33,000	-	-	-	33,000	-	33,000
Share issuance costs	-	(2,639)	-	-	-	(2,639)	-	(2,639)
Shares issued for loan facility (Note 6)	960,476	2,384	-	-	-	2,384	-	2,384
Shares issued upon the exercise of options	2,250	3	-	-	-	3	-	3
Transactions with non-controlling interest (Note 4)	-	-	-	2	2	4	(4)	-
Foreign currency translation adjustment	-	-	-	(73,991)	-	(73,991)	(6,111)	(80,102)
Net loss for the period	-	-	-	-	(1,636)	(1,636)	6	(1,630)
Balance, May 31, 2016	88,857,028	$714,510	$23,928	$(259,861)	$(106,204)	$372,373	$52,271	$424,644

See accompanying notes to the consolidated financial statements	4

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited – in thousands of United States Dollars)

	For the nine months ended
		Restated See
		Note 2
	May 31,	May 31,
	2016	2015

OPERATING ACTIVITIES
Loss for the period	$(1,630)	$(3,781)

Add items not affecting cash:
Depreciation	343	363
Unrealized Foreign exchange gain	(201)	(1,641)
Write-down of deferred finance fees	-	3,545
Write-down of exploration properties	-	2,377
Stock compensation expense	119	1,178
Net change in non-cash working capital (Note 10)	(2,552)	2,876
	(3,921)	4,917

FINANCING ACTIVITIES
Share issuance	33,000	113,844
Share issuance costs	(2,754)	(7,384)
Share issuance – stock options	3	-
Interest paid on debt	(2,044)	-
Interest earned on debt proceeds	886	-
Cash proceeds from debt	80,000	-
Costs associated with the debt (Note 6)	(1,241)	(992)
	107,850	105,468

INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(90,178)	(108,594)
Proceeds from the sale of concentrate	1,231	-
Exploration expenditures, net of recoveries	-	(8,638)
South African VAT	3,832	4,424
Performance bonds	(786)	(388)
	(85,901)	(113,196)

Net (decrease) increase in cash and cash equivalents	18,028	(2,811)
Effect of foreign exchange on cash and cash equivalents	(11,622)	(17,746)
Cash and cash equivalents, beginning of period	39,082	99,465

Cash and cash equivalents, end of period	$45,488	$78,908

See accompanying notes to the consolidated financial statements	5

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the nine months ended May 31, 2016
(In thousands of United States Dollars unless otherwise noted)

1.	NATURE OF OPERATIONS

Platinum Group Metals Ltd. (the “Company”) is a British Columbia, Canada, company formed by amalgamation on February 18, 2002. The Company’s shares are publicly listed on the Toronto Stock Exchange in Canada and the NYSE MKT LLC in the United States. The Company’s address is Suite 788-550 Burrard Street, Vancouver, British Columbia, V6C 2B5.

The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreements in the Republic of South Africa. The Company is currently developing the Maseve platinum and palladium mine (the “Maseve Mine”), also known as Project 1 (“Project 1”) of the former Western Bushveld Joint Venture (“WBJV”), located on the Western Limb of the Bushveld Complex in South Africa. The Maseve Mine is owned through the operating company Maseve Investments 11 (Pty.) Ltd. (“Maseve”), in which the Company held an 82.9% working interest as of May 31, 2016 and the Company’s Black Economic Empowerment (“BEE”) partner, Africa Wide Mineral Prospecting and Exploration (Pty) Ltd. (“Africa Wide”), a wholly owned subsidiary of Wesizwe Platinum Ltd., owned 17.1% . A formal mining right was granted for the Maseve Mine on April 4, 2012 by the Government of South Africa (the “Mining Right”).

The Maseve Mine is fully constructed and the mill was commissioned in February and March of 2016. Maseve is now in the ramp up phase of production. First concentrate was produced in February 2016 with commercial production levels expected late in calendar 2016. Any revenues from concentrate sales realized before commercial production is achieved are treated as a reduction in project capital cost.

On May 26, 2015, the Company announced an agreement whereby the Waterberg JV property and Waterberg Extension property, both located on the Northern Limb of the Bushveld Complex in South Africa, are to be combined. See details at Note 5 below. The Company is advancing the combined Waterberg Project, with drilling and engineering work presently underway as part of a pre-feasibility study.

These financial statements include the accounts of the Company and its subsidiaries. The Company’s subsidiaries are as follows:

			Proportion of ownership interest
		Place of	and voting power held
		incorporation		August 31,
Name of subsidiary	Principal activity	and operation	May 31, 2016	2015

Platinum Group Metals (RSA) (Pty) Ltd.[1]	Exploration	South Africa	100%	100%
Maseve Investments 11 (Pty) Ltd[2]	Mining	South Africa	82.9%	82.9%
Platinum Group Metals (Barbados) Ltd.[3]	Holding company	Barbados	100%	100%
Mnombo Wethu Consultants (Pty) Limited.	Exploration	South Africa	49.9%	49.9%[4]

[1]Waterberg Project held here until approval to transfer rights to JV Company is received (see Note 5 below)
[2]See Note 4 “Ownership of Maseve Mine”.
[3]Platinum Group Metals (Barbados) Ltd. is in process of being de-registered and wound up.
[4]The Company controls Mnombo Wethu Consultants (Pty) Limited (“Mnombo”) for accounting purposes.

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting and have been prepared under the historical cost basis except for the revaluation of certain financial instruments, which are stated at their fair value.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the nine months ended May 31, 2016
(In thousands of United States Dollars unless otherwise noted)

These interim consolidated financial statements follow the same accounting principles as those outlined in the notes to the annual audited consolidated financial statements for the year ended August 31, 2015 except for those changes specifically indicated in the paragraphs below. These interim consolidated financial statements are unaudited and condensed and do not include all the information and note disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended August 31, 2015. The consolidated financial statements are presented in United States Dollars and the Company has used United States Dollars as its presentation currency since September 1, 2015.

Liquidity
The Company reported a net loss of $1.6 million for the nine months ended May 31, 2016 (nine months ended May 31, 2015 – net loss of $3.8 million) and as at May 31, 2016 had working capital of $30.7 million (August 31, 2015 - $33.1) . At May 31, 2016 the Company was indebted for a principal amount of $80 million pursuant to the Sprott Facility and the LMM Facility (both as defined below) to fund the development, construction and start-up working capital needs of the Maseve Mine.

The Company currently has limited financial resources and limited operating revenues. The Company’s ability to continue operations in the normal course of business in the foreseeable future is dependent upon, among other things, the Company establishing positive cash flow from production at the Maseve Mine. The Company has experienced delays in the rate of underground development and stoping into key mining areas at the Maseve Mine, which the Company’s engineers and mining personnel are working to mitigate. In addition, current global market prices for the metals to be produced at the Maseve Mine have recently been highly volatile. Unexpected costs, problems, lower metal prices or further delays could severely impact the Company’s production revenue and its ability to produce the tonnage at the Maseve Mine required to maintain positive working capital and meet its production covenants under the Sprott Facility and the LMM Facility (both as defined below). The company is behind on its planned ounce ramp-up profile at this time.

There is uncertainty related to the Company’s ability to secure additional funding. The Company’s ability to continue operations in the normal course of business may depend upon its ability to secure additional funding by methods which could include, debt refinancing, equity financing, forward sale agreements, sale of assets and strategic partnerships. However, management believes the Company will be able to secure further financing if deemed necessary.

Change in Presentation Currency
Effective September 1, 2015 the Company changed its presentation currency from the Canadian Dollar (“CAD”) to the United States Dollar (“USD”). The change in presentation currency is to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in the mining industry. The USD is also the currency used for quoting prices in the Company’s products. There has been no change to PTM Canada’s functional currency (CAD) or its subsidiaries functional currencies (Rand). In making this change to the USD presentation currency, the Company followed the guidance in IAS 21 The Effects of Changes in Foreign Exchange Rates and applied the change retrospectively as if the new presentation currency had always been the Company’s presentation currency. In accordance with IAS 21, the financial statements for all periods presented have been translated to the new USD presentation currency as follows:

•	All assets and liabilities have been translated from their functional currency into the new USD presentation currency using the closing current exchange rate at the date of each balance sheet;
•	Income and expenses for each statement of comprehensive loss presented have been retranslated at average exchange rates prevailing during each reporting period;
•	Equity balances have been retrospectively translated at historical rates prevailing during the period incurred; and
•	All resulting exchange differences have been recognized in other comprehensive income and accumulated as a separate component of equity (cumulative translation adjustment).

Recently Issued Accounting Pronouncements

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the nine months ended May 31, 2016
(In thousands of United States Dollars unless otherwise noted)

A number of new standards, amendments to standards and interpretations applicable to the Company are not yet effective for the current accounting period and have not been applied in preparing these consolidated financial statements. These include:

(i) IFRS 15 Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers, which will replace IAS 18, Revenue, is effective for fiscal years ending on or after December 31, 2018 and is available for early adoption. The standard contains a single model that applies to contracts with customers. Revenue is recognized as control is passed to the customer, either at a point in time or over time. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The Company is still in the process of assessing the impact, if any, on the financial statements of this new standard.

(ii) IFRS 9, Financial Instruments

In July 2014, the IASB issued IFRS 9, Financial Instruments, which addresses classification and measurement of financial assets and replaces the multiple category and measurement models for debt instruments in IAS 39, Financial Instruments: Recognition and Measurement. Debt instruments will be measured with a new mixed measurement model having only two categories: amortized cost and fair value through profit and loss. The new standard also addresses financial liabilities which largely carries forward existing requirements in IAS 39, with the exception of fair value changes to credit risk for liabilities designated at fair value through profit and loss which are generally to be recorded in other comprehensive income. In addition, the new standard introduces a new hedge accounting model more closely aligned with risk management activities undertaken by entities. The new standard is effective for annual periods beginning on or after January 1, 2018, with an early adoption permitted. The Company is still in the process of assessing the impact, if any, on the financial statements of the new standard.

The Company is currently considering the possible effect of the new and revised standards which will be effective to the Company’s consolidated financial statements in the future.

Application of New Accounting Policies
In addition to the accounting principles disclosed in the annual financial statements for August 31, 2015, the following accounting policies and principals have been applicable since September 1, 2015:

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset. Other borrowing costs not directly attributable to a qualifying asset are expensed in the period incurred.

Additional areas of significant judgement and critical accounting estimate applicable since September 1, 2015 include:

The achievement of commercial production. Once a mine reaches the operating levels intended by management, the recognition of mining revenues as well as depreciation of capitalized costs begins. Significant judgement is required to determine when certain of the Company’s assets reach this level; management must consider several factors including: completion of a reasonable period of commissioning; consistent operating results are being achieved at a pre-determined level of design capacity and indications exist that this level will continue; mineral recoveries are at or near expected production level; and the transfer of operations from development personnel to operational personnel has been completed.

The accounting for the production payment liability relating to the LMM Facility which is an area of judgement or estimate. (See note 6 for further details).

Exchange Rates
The following exchange rates were used when preparing these consolidated interim financial statements:

Rand/USD

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the nine months ended May 31, 2016
(In thousands of United States Dollars unless otherwise noted)

Period-end rate	15.7327 (May 2015: 12.1218)
9 month period average rate	14.7967 (May 2015: 11.5387)
3 month period average rate	15.1044 (May 2015: 12.0128)

CAD/USD
Period-end rate	1.3110 (May 2015: 1.2437)
9 month period average rate	1.3359 (May 2015: 1.1864)
3 month period average rate	1.3002 (May 2015: 1.2385)

3.	AMOUNTS RECEIVABLE

	May 31, 2016	August 31, 2015
Receivable from concentrate sales (Note 4)	$4,571	$-
South African value added tax	2,386	6,218
Due from JOGMEC[1]	1,308	816
Tax receivable[2]	1,022	1,154
Other receivables	212	1,679
Due from related parties (Note 8)	37	189
	$9,536	$10,056

1An amount of $1.3 million is owed from JOGMEC against expenditures made on the Waterberg Projects post March 31, 2015. See Note 5.
2$206 (August 31, 2015 - $180) due from Canada Revenue Agency, $816 ($974 August 31, 2015) due from the South African Revenue Service.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the nine months ended May 31, 2016
(In thousands of United States Dollars unless otherwise noted)

4.	PROPERTY, PLANT AND EQUIPMENT

	Development	Construction			Office	Mining
	Assets	work-in-progress	Land	Buildings	Equipment	Equipment	Total
COST
Balance, August 31, 2014	$231,692	$79,796	$11,771	$4,621	$1,866	$35,686	$365,432
Additions	77,179	39,278	-	6,912	530	10,667	134,566
Foreign exchange movement	(44,072)	(15,213)	(2,244)	(881)	(261)	(6,748)	(69,419)
Balance, August 31, 2015	$264,799	$103,861	$9,527	$10,652	$2,135	$39,605	$430,579
Additions	61,061	25,616	-	7	114	3,358	90,156
Transfer to Development Assets	129,477	(129,477)	-	-	-	-	-
Foreign exchange movement	(58,621)	-	(1,542)	(1,725)	(225)	(6,413)	(68,526)
Balance, May 31, 2016	$396,716	$-	$7,985	$8,934	$2,024	$36,550	$452,209

ACCUMULATED DEPRECIATION
Balance, August 31, 2014	$-	$-	$-	$555	$973	$7,421	$8,949
Additions	-	-	-	340	268	5,542	6,150
Foreign exchange movement	-	-	-	(106)	(176)	(1,415)	(1,697)
Balance, August 31, 2015	-	-	-	789	1,065	11,548	13,402
Additions	-	-	-	395	237	2,838	3,470
Foreign exchange movement	-	-	-	(128)	(88)	(1,869)	(2,085)
Balance, May 31, 2016	$-	$-	$-	$1,056	$1,214	$12,517	$14,787

Net book value, August 31, 2015	$264,799	$103,861	$9,527	$9,863	$1,070	$28,057	$417,177

Net book value, May 31, 2016	$396,716	$-	$7,985	$7,878	$810	$24,033	$437,422

Note: Items previously classified as ‘Construction work-in-progress’ have now been reclassified to ‘Development Assets’ as commissioning of surface infrastructure is complete.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the nine months ended May 31, 2016
(In thousands of United States Dollars unless otherwise noted)

Maseve Mine

The Maseve Mine is located in the Western Bushveld region of South Africa and is currently in development. Costs for the Maseve Mine are classified as development assets in Property, Plant and Equipment. The local name for what was formerly the Project 1 of the WBJV is the Maseve Mine based on the holding company named Maseve Investment 11 Pty Ltd that holds the legal right to the mine. As the mine goes into production the accepted local name of the Maseve Mine will be adopted.

Maseve is now in the ramp up phase of production with first concentrate having been produced in February 2016. Initial revenue from concentrate sales before commercial production is treated as a reduction in project capital cost with $4.6 million being recognized to May 31, 2016.

i.	Ownership of the Maseve Mine

Under the terms of a consolidation transaction completed on April 22, 2010, the Company acquired a 74% interest in Projects 1 and 3 of the former Western Bushveld Joint Venture through its holdings in Maseve, while the remaining 26% was acquired by Africa Wide.

The Company has consolidated the results of Maseve from the effective date of the reorganization. The portion of Maseve not owned by the Company, calculated at $48,200 at May 31, 2016 ($53,825 – August 31, 2015), is accounted for as a non-controlling interest.

On October 18, 2013, Africa Wide elected not to fund its $21.8 million share of a project budget and cash call unanimously approved by the board of directors of Maseve. On March 3, 2014, Africa Wide elected not to fund its $21.52 million share of a second cash call. As a result of the missed cash calls, Africa Wide’s interest in Maseve was diluted to a 17.1% holding.

Legislation and regulations in South Africa specify a 26% equity interest by a BEE entity as a prerequisite to the grant of a Mining Right. A past sale by Platinum Group Metals (RSA) (Pty) Ltd. (“PTM RSA”) of an 18.5% interest in the project that has become Wesizwe’s platinum mine is a component of the Company’s BEE profile. Because Africa Wide is the Company’s BEE partner for the Maseve Mine, the Company advised the Department of Mineral Resources (the “DMR”) on October 19, 2013 of Africa Wide’s decision to not fund an approved cash call and the associated dilution implications. Subsequent to the end of the fiscal quarter the DMR requested an update from the Company by August 7, 2016 regarding its efforts to achieve a possible empowerment transaction to rectify the dilution of Africa Wide’s interest in Maseve from 26% to 17.1%.

All funding provided by PTM RSA to Maseve for development and construction of the Maseve Mine since the March 3, 2014 second cash call has been, and is planned to be, provided by way of an intercompany loan. At May 31, 2016 Maseve owed PTM RSA approximately R3.023 billion ($192 million). All amounts due to PTM RSA are planned to be repaid by Maseve before any distribution of dividends to shareholders.

ii.	Valuation

Management is required to make significant judgements concerning the identification of potential impairment indicators. Any properties management deems to be impaired are written down to their estimated net recoverable amount. Due to lower platinum and palladium prices as at August 31, 2015 and the reduced market capitalization of the Company a formal impairment analysis was performed as of August 31, 2015 and should be read in conjunction with these financial statements which included the significant assumptions and inputs used in the impairment models. These indicators of impairment continued to exist at period end. At May 31, 2016 USD prices for platinum and palladium were in a range similar to August 31, 2015 while the Rand has weakened against the USD, which has had a positive impact on the impairment model. No impairment to the Company’s core South African properties was deemed necessary at August 31, 2015 or May 31, 2016.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the nine months ended May 31, 2016
(In thousands of United States Dollars unless otherwise noted)

5.	EXPLORATION AND EVALUATION ASSETS

Since mid-2015 the Company’s only active exploration project is the Waterberg Project located on the North Limb of the Western Bushveld Complex. The Company continues to hold other immaterial mineral or prospecting rights in South Africa and Canada. Total capitalized exploration and evaluation expenditures for all exploration properties held by the Company are as follows:

Balance, August 31, 2014	$28,154
Additions	10,245
Recoveries	(6,123)
Write-downs[1]	(2,381)
Foreign exchange movement	(5,266)
Balance, August 31, 2015	$24,629
Additions	5,215
Recoveries	(5,215)
Foreign exchange movement	(4,064)

Balance, May 31, 2016	$20,565
[1]The Company wrote off its Canadian exploration properties in 2015

		May 31, 2016	August 31, 2015
Project 3 – see Note 4		$1,972	$2,353

Waterberg JV	Acquisition costs	18	21
	Exploration and evaluation costs	26,280	27,659
	Recoveries	(17,568)	(14,725)
		8,730	12,955
Waterberg Extension	Acquisition costs	16	19
	Exploration and evaluation costs	9,809	9,297
		9,825	9,316
Other	Acquisition costs	21	25
	Exploration and evaluation costs	651	720
	Recoveries	(634)	(740)
		38	5

Total		$20,565	24,629

Waterberg Project

The Waterberg Project is comprised of the Waterberg JV property, a contiguous granted prospecting right area of approximately 255 km2, and the Waterberg Extension property, an area of granted and applied-for prospecting rights with a combined area of approximately 864 km2, located adjacent and to the north of the Waterberg JV property and both located on the Northern Limb of the Bushveld Complex, approximately 85 km north of the town of Mokopane (formerly Potgietersrus).

PTM RSA holds legal title to the prospecting rights underlying the Waterberg Project with Mnombo identified as the Company’s 26% BEE partner for all the Company’s Waterberg properties. The Company holds the Waterberg Project prospecting permits in trust for the joint venture and subject to the ownership terms and conditions of the JOGMEC Agreement and the 2nd Amendment thereto, as defined below.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the nine months ended May 31, 2016
(In thousands of United States Dollars unless otherwise noted)

In October 2009, PTM RSA, the Japan Oil, Gas and Metals National Corporation (“JOGMEC”) and Mnombo entered into a joint venture agreement with regard to the Waterberg Project (the “JOGMEC Agreement”). Under the terms of the JOGMEC Agreement, in April 2012, JOGMEC completed a $3.2 million work requirement to earn a 37% interest in the Waterberg JV property, leaving the Company with a 37% interest and Mnombo with a 26% interest. Following JOGMEC’s earn-in, the Company funded Mnombo’s 26% share of costs, totalling $1.12 million, until the earn-in phase of the joint venture ended in May 2012.

On November 7, 2011 the Company entered into an agreement with Mnombo to acquire 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totalling R1.2 million and the Company’s agreement to pay for Mnombo's 26% share of costs on the Waterberg JV property until the completion of a feasibility study.

For accounting purposes, the Company consolidates Mnombo. The portion of Mnombo not owned by the Company, calculated at $4,071 at May 31, 2016 ($4,554 – August 31, 2015), is accounted for as a non-controlling interest.

On May 26, 2015, the Company announced a second amendment (the “2nd Amendment”) to the existing JOGMEC Agreement. Under the terms of the 2nd Amendment the Waterberg JV and Waterberg Extension properties, as described below, are to be combined and contributed into a newly created operating company named Waterberg JV Resources (Pty) Ltd. (“Waterberg JV Co.”). The Company is to hold 45.65% of Waterberg JV Co. while JOGMEC is to own 28.35% . Mnombo will hold 26%. Through its 49.9% share of Mnombo, the Company will hold an effective 58.62% of Waterberg JV Co., post-closing. Under the 2nd Amendment, JOGMEC has committed to fund $20 million in expenditures over a three year period ending March 31, 2018. An amount of $8 million was funded by JOGMEC to March 31, 2016, which is being followed by two $6 million tranches to be spent in each of the following two 12 month periods. Any amount in excess of $6 million to be spent in either of years two or three is to be funded by the JV partners pro-rata to their holdings. Closing of this transaction is subject to Section 11 approval by the DMR for the transfer of title to the Waterberg prospecting rights and other project assets into the new Waterberg JV Co. The Company will continue its current accounting treatment for the Waterberg JV and Waterberg Extension properties until closing. If Section 11 approval for the transfer is not obtained the parties will default to the pre 2nd amendment JV arrangement, with any advances received from JOGMEC to be used to offset its spending commitments on the Waterberg JV property.

Since the JOGMEC earn-in period ended in May 2012, up until March 31, 2015 an additional $34.05 million has been spent on the Waterberg properties. The Company and Mnombo’s combined 63% share of this work totaled $19.4 million up until March 31, 2015, at which time the above mentioned 2nd Amendment came into effect, with the remaining $14.65 million funded by JOGMEC.

To May 31, 2016 approximately $11.6 million has been spent on the Waterberg Extension property. Mnombo’s combined 26% share of this work totalled $2.5 million up until March 31, 2015, at which time the above mentioned 2nd Amendment came into effect. All of this work, including Mnombo’s’ share, was funded by the Company until March 31, 2015 and approximately $2.1 million was funded by JOGMEC post March 31, 2015.

Post March 31, 2015 to May 31, 2016 approximately $10.2 million in work has been spent on the consolidated Waterberg Project, all of which was funded by JOGMEC. Of this amount approximately $5.5 million was completed during the nine months ended May 31, 2016.

6.	LOANS PAYABLE

On February 16, 2015 the Company announced it had entered into a credit agreement with a syndicate of lenders (the “Lenders”) led by Sprott Resource Lending Partnership (“Sprott”) for a senior secured loan facility (the “Sprott Facility”) of $40 million. The Sprott Facility was drawn on November 20, 2015.

On November 20, 2015, the Company also drew down a $40 million from a loan facility (the “LMM Facility”) pursuant to a credit agreement (the “LMM Credit Agreement”) entered into on November 2, 2015 with its largest shareholder, Liberty Metals & Mining Holdings, LLC (“LMM”), a subsidiary of Boston based Liberty Mutual Insurance. Pursuant to the LMM Credit Agreement the Company entered into a life of mine Production Payment Agreement (“PPA”) with LMM.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the nine months ended May 31, 2016
(In thousands of United States Dollars unless otherwise noted)

The Company announced that effective May 3, 2016 that both the Sprott Facility and the Liberty Facility had been amended. Under the amendments, the provision whereby Maseve must reach and maintain a three-month rolling average of at least 60% of planned production for a three month period has been extended from commencing three months post construction completion to commencing six months post construction completion. The provision whereby Maseve must reach and maintain on a three-month rolling average at least 70% of planned production has been extended from commencing six months post construction completion to commencing nine months post construction completion. Construction completion is agreed to have occurred on March 31, 2016. In consideration for the amendments, the Company issued 131,654 common shares to both Sprott and LMM which, using a 5 day volume weighted average price, resulted in $400,000 in consideration to each of Sprott and LMM, (or one percent of the initial principal balance of each loan).

In total the Company borrowed $80 million by way of the Sprott Facility and the LMM facility, which are reconciled to the May 31, 2016 balance sheet as follows:

Sprott Facility drawn down	$40,000
Value of shares issued at drawdown	(2,300)
Costs Incurred to Issue Shares	84
Standby, Structuring, Legal and other fees	(1,836)
Value of shares issued from amendment	(400)
Interest paid on loan balance	(2,044)
Interest finance cost at effective interest rate	3,127
Carrying value - Sprott Facility	$36,631

LMM Facility drawn down	$40,000
Value of shares issued at drawdown	(800)
Legal and Other Fees	(574)
Value of shares issued from amendment	(400)
Interest finance cost at effective interest rate	3,109
Carrying value - LMM Facility	$41,335

LMM Production Payment Liability[1]	$11,272
LMM Loan Facility	30,063
Total LMM Facility	$41,335

Carrying value - Loans Payable	$77,966
[1]Production Payment to be amortized separately once production commences. See Liberty Facility below for further details.

Short term loan payable	$16,667
Long term loans payable	61,299
Carrying value - Loans Payable	$77,966

The principal payable in the next twelve months on the Sprott Facility in the amount of $16,667 has been classified as a current loan payable.

Both loans are carried at amortized cost with the Sprott Facility having an effective interest rate of 18% while the Liberty Facility has an effective interest rate of 23%. The Liberty Facility has a higher effective interest rate due to the Production Payment being segregated and amortized separately, (see below description for further details). Net interest expense of $5.3 million from both loans has been capitalized against development assets in the Maseve mine until commercial production is formally declared.

Sprott Facility

Pursuant to the terms of the Sprott facility, the Company has made certain additional payments to the Lenders, including (a) a bonus payment made in February 2015 concurrently with execution and delivery of the credit agreement in the amount of $1,500, being 3.75% of the principal amount of the Sprott Facility, paid by issuance of 283,019 common shares of the Company; (b) a draw down payment to the Lenders equal to 2% of the amount being drawn down under the Sprott Facility, or $800 which was paid by issuance of 348,584 common shares of the Company on November 20, 2015; (c) a structuring fee comprised of a cash payment in the amount of $100, paid concurrently with the execution and delivery of the term sheet for the Sprott Facility; and (d) a standby fee paid in cash equal to 4% per annum of the un-advanced principal amount of the Sprott Facility paid in monthly instalments until draw down on November 20, 2015 totalling $1,244. The Sprott Facility matures on December 31, 2017 with the repayment of principal due in monthly instalments during calendar 2017.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the nine months ended May 31, 2016
(In thousands of United States Dollars unless otherwise noted)

Upon drawdown all deferred fees of $4.0 million ($1.8 million in cash) were netted against gross proceeds and will be recognized over the term of the agreement on an effective interest rate basis with $1,631 recognized in the current period with $1,069 in interest paid. The Company classified $16,667 as the current portion representing principal payments due to Sprott over the next 12 months. The Company will be required to comply with certain covenants now that production has commenced.

The Sprott Facility is in the first lien position on (i) the shares of PTM (RSA) held by PTM and (ii) all current and future assets of PTM. Interest on the Sprott Facility is compounded and payable monthly at a nominal interest rate of LIBOR plus 8.50% .

Liberty Facility

Pursuant to the terms of the LMM Credit Agreement, the Company paid a draw down fee of $800 to LMM, being 2% of the amount being drawn down under the LMM Facility, paid in 348,584 common shares of the Company.

The nominal interest rate on the LMM Facility is 9.5% over LIBOR. Interest payments on the LMM Facility are accrued and added to the loan balance until December 31, 2016 and then paid to LMM quarterly thereafter. The first 20% of principal is to be repaid on December 31, 2018 and then in tranches of 10% of the principal at the end of each calendar quarter beginning on March 31, 2019 and for each of the next 7 quarters of the LMM Facility.

Under the PPA, the Company agreed to pay to LMM a production payment of 1.5% of net proceeds received on concentrate sales or other minerals from the Maseve Mine (the “Production Payment”). The Company has the right, but not the obligation, to buy back 1% of the 1.5% Production Payment for $17.5 million until January 1, 2019 and then for $20 million until December 31, 2021. The initial fair value of the production payment liability has been valued at $11.2 million using Level 3 valuation assumptions and bifurcated from the LMM Facility’s loan payable and will be amortized over the expected life of mine as production payments are made. The key valuation assumptions for the production payment valuation are production profile, discount rate and timing of cash flows.

If the Company exercises its right to buy back a portion of the Production Payment, then the LMM Facility payback will be deferred, with 10% of the principal and capitalized interest to be repaid on each of September 30, 2019 and December 31, 2019, followed by 20% of principal and capitalized interest to be repaid on each of March 31, 2020, June 30, 2020, September 30, 2020 and December 31, 2020.

LMM holds the second lien position on (i) the shares of PTM (RSA) held by PTM and (ii) all current and future assets of PTM. The PPA is secured with the second lien position of the LMM Facility until it is repaid. The PPA will be acknowledged in any subsequent debt arrangement of the Company. The Company has a right to refinance the Sprott Facility or the LMM Facility, subject to certain rights granted to LMM under the PPA. The Company will be required to comply with certain covenants once first production commences (see above for details of the amended covenants.

A reconciliation of the $40 million drawdown to the amount outstanding on the balance sheet is provided above.

Both the Sprott Facility and the LMM Facility have a production covenant based on ounce production pursuant to the Maseve Mine’s life of mine plan. The Maseve Mine is currently producing at a rate less than the requirement and production will need to increase in order to make this requirement, or the Company will need to negotiate an accommodation from the Lenders.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the nine months ended May 31, 2016
(In thousands of United States Dollars unless otherwise noted)

7.	SHARE CAPITAL

(a)	Authorized

Unlimited common shares without par value.

(b)	Issued and outstanding

On January 26, 2016 the Company announced that effective January 28, 2016 its common shares would be consolidated on the basis of one new share for ten old shares (1:10). All information regarding the issued and outstanding common shares, options and weighted average number and per share information has been retrospectively restated to reflect the ten to one consolidation.

At May 31, 2016, the Company had 88,857,028 shares outstanding.

On May 26, 2016 the Company announced the closing of an offering of 11,000,000 common shares at a price of US$3.00 per share resulting in gross proceeds of $33.0 million. Net proceeds to the Company after fees, commissions and costs were approximately $30.3 million.

On May 3, 2016 both Sprott and Liberty were each granted 131,654 shares for total consideration of US$400,000 each based on the five-day volume weighted average price on the TSX of C$4.18 per share (less a seven and one half percent discount), converted to US dollars in consideration for the amendment to the outstanding working capital facilities.

On November 20, 2015 upon drawdown of both the Sprott and Liberty Facilities, each party was issued 348,584 shares as a drawdown fee.

(c)	Incentive stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) under the terms of its stock option plan with directors, officers, consultants and employees. Under the terms of the Agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of grant. Stock options granted to certain employees, directors and officers of the Company are subject to vesting provisions, while others vest immediately. All exercise prices are denominated in Canadian Dollars.

The following tables summarize the Company’s outstanding stock options:

		Average
	Number of Shares	Exercise Price
Options outstanding at August 31, 2014	1,974,450	C$ 14.80
Granted	943,000	6.50
Cancelled	(85,000)	13.30
Options outstanding at August 31, 2015	2,832,450	12.10
Granted	1,014,675	2.00
Exercised	(2,250)	2.00
Cancelled	(773,350)	17.36
Options outstanding at May 31, 2016	3,071,525	C$ 7.43

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the nine months ended May 31, 2016
(In thousands of United States Dollars unless otherwise noted)

Number	Number		Average Remaining
Outstanding at	Exercisable at		Contractual Life
May 31, 2016	May 31, 2016	Exercise Price	(Years)
973,425	241,106	C$ 2.00	4.56
859,000	859,000	6.50	3.72
292,200	292,200	9.60	1.27
10,000	10,000	10.50	2.00
2,500	2,500	12.00	3.30
898,400	898,400	13.00	2.67
7,500	7,500	13.80	0.72
3,500	3,500	14.00	2.05
25,000	6,250	20.50	0.01
3,071,525	2,320,456		3.06

During the nine months ended May 31, 2016 the Company granted 1,014,675 stock options (May 31, 2015 – 943,000). The stock options granted in the current period vest in four equal annual stages commencing on the date of the grant on December 22, 2015. The Company recorded $281 ($119 expensed and $162 capitalized to property, plant and equipment and mineral properties) of compensation expense for the period ended May 31, 2016 (May 31, 2015 - $2,140 ($1,178 expensed and $962 capitalized to property plant and equipment and mineral properties)).

The Company used the Black-Scholes model to determine the grant date fair value of stock options granted. The following assumptions were used in valuing stock options granted during the period ended May 31, 2016 and May 31, 2015:

Period ended	May 31, 2016	May 31, 2015
Risk-free interest rate	0.65%	0.60%
Expected life of options	3.9 years	3.8 years
Annualized volatility	64%	60%
Forfeiture rate	2.1% per year	0%
Dividend rate	0.00%	0.00%

8.	RELATED PARTY TRANSACTIONS

Transactions with related parties are as follows:

(a)	During the nine months ended May 31, 2016, $166 ($191 – May 31, 2015) was paid to independent directors for directors’ fees and services.

(b)

During the nine months ended May 31, 2016, the Company accrued or received payments of $48 ($65 – May 31, 2015) from West Kirkland Mining Inc. (“West Kirkland”), a company with two directors in common, for administrative services. Amounts receivable at the end of the period include an amount of $15 ($43 – May 31, 2015) due from West Kirkland.

(c)

During the year ended August 31, 2015, the Company accrued amounts owing from Nextraction Energy Corp. (“Nextraction”), a company with three directors in common, for administrative services. Amounts receivable at May 31, 2016 include an amount of $16 ($157 – August 31, 2015) due from Nextraction, which is currently going through a credit restructuring. Non-conflicted directors of the Company have accepted a proposed settlement of $16 offered by Nextraction and a write down to amounts receivable of $141 was recognized in the current period. Nextraction has not incurred further indebtedness to the Company for services since fiscal 2014.

(d)

During the period the Company entered into a loan facility agreement with its largest shareholder LMM. The loan was negotiated and entered into at commercial terms. For full details on this transaction please refer to Note 6 above.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the nine months ended May 31, 2016
(In thousands of United States Dollars unless otherwise noted)

All amounts receivable and accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment. These transactions are in the normal course of business and are recorded at consideration established and agreed to by the parties.

9.	CONTINGENCIES AND COMMITMENTS

The Company’s remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total approximately $1,545 to August 31, 2020.

The Company’s project operating subsidiary, Maseve, is party to a long term 40MVA electricity supply agreement with South African power utility, Eskom. In consideration Maseve is to pay connection fees and guarantees totaling R147 million ($9.34 million at May 31, 2016) to fiscal 2016 of which R100 million ($6.36 million at May 31, 2016), has been paid, leaving R47 million ($2.98 million) of the commitment outstanding. These fees are subject to possible change based on Eskom’s cost to install. Eskom’s schedule to deliver power is also subject to potential for change.

In November 2012, Maseve entered into a water supply agreement with Magalies Water, a body corporate constituted in terms of the provisions of the Water Services Act, 1997 (Act 108 of 1997). In terms of the agreement Maseve is required to contribute to the Pilanesberg Water Scheme to the amount of R142 million ($9.03 million). Contributions to the scheme can be in the form of cash contributions or via infrastructural builds jointly managed by Maseve and Magalies. As at May 31, 2016, Maseve has contributed R94 million ($5.97 million) to the scheme, leaving R48 million ($3.05 million at May 31, 2016) of the commitment outstanding.

From period end the Company’s aggregate commitments are as follows:

	< 1	1 – 3	4 – 5	> 5	Total
	Year	Years	Years	Years

Lease obligations	$342	$1,142	$61	$-	$1,545
ESKOM – power	2,995	-	-	-	2,995
Magalies water	3,083	-	-	-	3,083
Tailings & Surface Infrastructure	2,820	-	-	-	2,820
Mining equipment	1,642	-	-	-	1,642
Mining Development	8,510	-	-	-	8,510
Mining Indirect and Other	2,736	-	-	-	2,736
Sprott Loan Facility	20,339	24,104	-	-	44,443
Liberty Loan Facility	-	27,827	31,424	-	59,251
Totals	$42,467	$53,073	$31,485	$-	$127,025

The above contracts are subject to the following estimated break fees in the event of cancellation at May 31, 2016:

Concentrator, tailings and surface infrastructure	$1,599
Mining development	8,510
Magalies water	3,083
ESKOM	2,995
Mining equipment	667
Other	2,736
$19,590

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the nine months ended May 31, 2016
(In thousands of United States Dollars unless otherwise noted)

Break fees are estimated by means of contractual notice periods, work in progress costs and normal costs associated with the unwinding and disestablishment of certain contractors.

10.	SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital:

Nine months ended	May 31, 2016	May 31, 2015
Amounts receivable, prepaid expenses and other assets	$(5,162)	$30
Accounts payable and accrued liabilities	2,610	2,846
	$(2,552)	$2,876

11.	SEGMENTED REPORTING

The Company operates in one operating segment, that being exploration and development of mineral properties. Information presented on a geographic basis are as follows:

Assets

	May 31, 2016	August 31, 2015
Canada	$40,314	$35,091
South Africa	477,485	463,251
	$517,799	$498,342

Substantially all of the Company’s capital expenditures are made in South Africa.

Income (Loss) attributable to the shareholders of Platinum Group Metals Ltd.

Nine months ended	May 31, 2016	May 31, 2015

Canada	$(1,815)	$327
South Africa	179	(3,278)
	$(1,636)	$(2,951)